	David Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com	41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2522.7886 Fax: +852.2522.7006 www.lw.com
香港中環康樂廣場八號交易廣場第一座四十一樓
	瑞生國際律師事務所	FIRM / AFFILIATE OFFICES
		Abu Dhabi	Moscow
		Barcelona	Munich
		Beijing	New Jersey
		Brussels	New York
	November 26, 2010	Chicago	Orange County
		Doha	Paris
		Dubai	Riyadh
		Frankfurt	Rome
	VIA EDGAR CORRESPONDENCE	Hamburg	San Diego
		Hong Kong	San Francisco
	Mr. Russell Mancuso / Mr. Geoff Kruczek	Houston	Shanghai
	Division of Corporation Finance	London	Silicon Valley
	Securities and Exchange Commission	Los Angeles	Singapore
	100 F Street, N.E.	Madrid	Tokyo
	Washington, D.C. 20549	Milan	Washington, D.C.

File No. 045646-0004

Re:	Funtalk China Holdings Limited
Post-effective Amendment No. 10 to Form S-4 on Form F-3
File number 333-153492

Dear Mr. Mancuso and Mr. Kruczek:

On behalf of our client, Funtalk China Holdings Limited (the “Company”), we hereby set forth the Company’s responses to the verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 18, 2010 regarding (i) the Company’s Post-Effective Amendment No. 10 to Form S-4 on Form F-3 Registration Statement (“Amendment No. 10”), which was filed on October 22, 2010, and (ii) the Company’s proposed disclosure to amend Amendment No. 10 set out in a letter to the Staff on November 15, 2010. Our response to the Staff’s verbal comments are as follows:

1.                                       The Company will revise the tax disclosure in its future filing of Amendment No. 11.  Such disclosure is proposed to be substantially in the following form, which shows the revisions to the Company’s proposed disclosure which was set out in a letter to the Staff on November 15, 2010.

“For U.S. federal income tax purposes, each holder of a unit was generally treated as holding the applicable ordinary share and warrant components of such unit. As a result, while there is no clear authority on the issue and the matter is, therefore, not free from doubt, ~~we believe that~~ the mandatory separation of a unit into the component instruments consisting of ordinary shares and warrants will not be a taxable event to the holder of the unit.” See “Risk Factors— There is no clear authority that the mandatory separation of our units into their component instruments is not a taxable event.  Therefore, the United States federal income tax consequence of the mandatory separation is not free from doubt.”

2.                                       The Company also proposes to include a risk factor, which will be substantially in the following form.

Michael S. L. Liu Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan	Stanley Chow Raymond M. S. Kwok Jane M. S. Ng John A. Otoshi	Simon D. Powell Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

There is no clear authority that the mandatory separation of our units into their component instruments is not a taxable event.  Therefore, the United States federal income tax consequence of the mandatory separation is not free from doubt.

For U.S. federal income tax purposes, each holder of a unit was generally treated as holding the applicable ordinary share and warrant components of such unit.  As a result, although no clear authority exists on the issue and the matter is not free from doubt, we believe that the mandatory separation of a unit into its component instruments is not a taxable event to a holder of a unit.  We cannot assure you that the United States Internal Revenue Service will not take a contrary position.  If the United States Internal Revenue Service deems that the mandatory separation of a unit into its component instruments is a taxable event, a U.S. Holder (as defined below in “Taxation—Material United States Federal Tax Considerations”) who held our units prior to the mandatory separation could recognize a gain or a loss as a result of the separation.  We urge any U.S. Holders who held our units prior to the mandatory separation to consult their tax advisors regarding the treatment of the mandatory separation of a unit into its component units.

*                              *                              *

If you have any questions regarding this response letter and the future filing of Amendment No. 11, please do not hesitate to contact the undersigned at +(852) 2912-2503 or david.zhang@lw.com or Benjamin Su at +(86) 10-5965-7016 or Benjamin.su@lw.com.

Very truly yours,

/s/ David T. Zhang

David T. Zhang

of LATHAM & WATKINS

cc:	Dongping Fei, Director and Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited